Exhibit 12.86

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013
	(In millions)
Earnings:
Pretax earnings	$394	$928	$975	$836	$830	$741
Adjustments to earnings(a)	(4)	(9)	(8)	(11)	(11)	(7)
Fixed charges	144	288	278	277	267	281
Net earnings	$534	$1,207	$1,245	$1,102	$1,086	$1,015

Fixed Charges:
Interest expense(b)	$135	$271	$261	$255	$247	$264
Adjustments to fixed charges(c)	9	17	17	22	20	17
Fixed charges	$144	$288	$278	$277	$267	$281

Ratio of earnings to fixed charges	3.71	4.19	4.48	3.98	4.07	3.61
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(a)	Adjustments include the removal of the impact of earnings from non-consolidated entities and the inclusion of capitalized interest costs.

(b)	Includes interest on uncertain positions.

(c)	Adjustments include the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined and capitalized interest costs.